Filed pursuant to Rule 433 Registration Statement No. 333-218604-02 FINANCIAL PRODUCTS FACT SHEET (U2629)

Offering Period: February 1, 2018 – February 27, 2018

10.00% – 12.00% per annum Contingent Coupon Autocallable Yield Notes due March 5, 2019

Linked to the Performance of the SPDR® S&P® Biotech ETF

Product Terms

•   Subject to Automatic Redemption, if a Coupon Barrier Event does not occur on an Observation Date, contingent coupons will be paid at a rate expected to be between 10.00% and 12.00% per annum** on the immediately following Contingent Coupon Payment Date; if a Coupon Barrier Event occurs, no contingent coupon will be paid on the immediately following Contingent Coupon Payment Date.

•   If a Trigger Event occurs, the securities will be automatically redeemed and you will receive a cash payment equal to the principal amount of the securities you hold plus the contingent coupon payable on the immediately following Contingent Coupon Payment Date.

•   Subject to Automatic Redemption, a Knock-In Event occurs and the Final Level is greater than or equal to the Initial Level, you will receive the principal amount of the securities you hold at maturity. If a Knock-In Event does not occur, you will receive the principal amount of the securities you hold at maturity.

•   Subject to Automatic Redemption, if a Knock-In Event occurs and the Final Level is less than the Initial Level, you will be fully exposed to any depreciation in the Underlying. You could lose your entire investment.

•   Any payment on the securities is subject to our ability to pay our obligations as they become due.

Issuer*:	Credit Suisse AG ("Credit Suisse"), acting through its London branch
Trade Date:	Expected to be February 28, 2018
Settlement Date:	Expected to be March 5, 2018
Underlying:	The SPDR® S&P® Biotech ETF
Contingent Coupon Rate**:	Subject to Automatic Redemption, expected to be between 10.00% and 12.00% per annum, calculated on a 30/360 basis; if a Coupon Barrier Event occurs, no contingent coupon will be paid on the immediately following Contingent Coupon Payment Date.
Contingent Coupon Payment Dates***:	Subject to Automatic Redemption, unless a Coupon Barrier Event occurs, approximately monthly, beginning on April 5, 2018, to and including the Maturity Date.
Coupon Barrier Event:	Occurs if, on any Observation Date, the closing level of any Underlying on such Observation Date is less than its Coupon Barrier Level.
Coupon Barrier Level**:	Approximately 70% of the Initial Level
Observation Dates***:	Approximately monthly, beginning on April 2, 2018, to and including the Valuation Date.
Trigger Event:	Occurs if, on any Trigger Observation Date, the closing level of the Underlying on such Trigger Observation Date is equal to or greater than the Trigger Level.
Trigger Observation Dates***:	August 30, 2018 and November 30, 2018
Trigger Level**:	Approximately 100% of the Initial Level
Automatic Redemption:	If a Trigger Event occurs, the securities will be automatically redeemed and you will receive a cash payment equal to 100% of the principal amount of securities you hold, and any applicable contingent coupon on the corresponding Contingent Coupon Payment Date.
Knock-In Level**:	Approximately 70% of the Initial Level
Knock-In Event:	Occurs if, on any trading day during the Observation Period, the closing level of the Underlying is less than the Knock-In Level.
Initial Level:	The closing level of the Underlying on the Trade Date.
Final Level:	The closing level of the Underlying on the Valuation Date.
Redemption Amount:	Subject to Automatic Redemption, for each $1,000 principal amount of securities, if (a) a Knock-In Event occurs, $1,000 x (1 + the Underlying Return); (b) a Knock-In Event does not occur, $1,000.
Underlying Return:	The lesser of (i) zero and (ii) an amount calculated as follows:
(Final Level – Initial Level) / Initial Level
Observation Period:	The period from but excluding the Trade Date to and including the Valuation Date.
Valuation Date:	February 28, 2019
Maturity Date:	March 5, 2019
CUSIP:	22550WBN6
Fees:	Certain fiduciary accounts may pay a purchase price of at least $991.50 per $1,000 principal amount of securities, and Credit Suisse Securities (USA) LLC and any agent (the “Agents”) will forgo any fees with respect to such sales. The Agents may receive varying discounts and commissions of up to $8.50 per $1,000 principal amount of securities. The Agents may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers.

* As used in this document, references to "we" or "our" are to Credit Suisse AG, as Issuer.

** To be determined on the Trade Date.

*** Please see the accompanying preliminary pricing supplement for specific dates.

Certain Product Characteristics

• Automatic Redemption if a Trigger Event occurs.

• Contingent Coupon Rate between 10.00% and 12.00% per annum.**

• Coupon Barrier Level of approximately 70%** of the Initial Level.

• Subject to a Knock-In Event, return of principal.

• If a Knock-In Event occurs, full downside participation in the depreciation of the Underlying.

• Knock-In Level of approximately 70%** of the Initial Level

Hypothetical Returns at Maturity

Percentage Change from the Initial Level to the Final Level of the Lowest Performing Underlying	Underlying Return of the Lowest Performing Underlying	Redemption Amount per $1,000 Principal Amount (Knock-In Event Does Not Occur) (1)(2)(3)	Redemption Amount per $1,000 Principal Amount (Knock-In Event Occurs) (1)(2)(3)
60%	0%	$1,000	$1,000
50%	0%	$1,000	$1,000
40%	0%	$1,000	$1,000
30%	0%	$1,000	$1,000
20%	0%	$1,000	$1,000
10%	0%	$1,000	$1,000
0%	0%	$1,000	$1,000
–10%	–10%	$1,000	$900
–20%	–20%	$1,000	$800
–30%	–30%	$1,000	$700
–31%	–31%	N/A	$690
–40%	–40%	N/A	$600
–50%	–50%	N/A	$500
–60%	–60%	N/A	$400
–70%	–70%	N/A	$300

(1)	Does not include any contingent coupon payments on the securities.
(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.
(3)	Assumes a Knock-In Level of 70%**

Certain Product Risks

•	Your investment may result in a loss of up to 100% of the principal amount of securities you hold. If a Knock-In Event occurs and the Final Level is less than the Initial Level, you will be fully exposed to any depreciation in the Underlying.
•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
•	The securities will not pay more than the principal amount of securities you hold plus unpaid contingent coupons, if any, at maturity or upon Automatic Redemption.
•	If a Coupon Barrier Event occurs on an Observation Date, no contingent coupon will be paid on the immediately following Contingent Coupon Payment Date.
•	The securities are subject to Automatic Redemption, which may limit your ability to be paid contingent coupons over the full term of the securities.

(See "Additional Risk Considerations" on the next page)

FINANCIAL PRODUCTS

FACT SHEET

Offering Period: February 1, 2018 – February 27, 2018

10.00% – 12.00% per annum Contingent Coupon Autocallable Yield Notes due March 5, 2019

Linked to the Performance of the SPDR® S&P® Biotech ETF

Additional Risk Considerations

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.

•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.

•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

•	The securities will be affected by a number of economic, financial, political, regulatory, and judicial factors that may either offset or magnify each other.

•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlyings.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the preliminary pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated February 1, 2018, Underlying Supplement dated June 30, 2017, Product Supplement No. I-C dated June 30, 2017, Prospectus Supplement dated June 30, 2017 and Prospectus dated June 30, 2017, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-800-221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:

https://www.sec.gov/Archives/edgar/data/1053092/000095010318001310/dp85965_424b2-u2629.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.